Vision Marine Technologies Inc.

730 Boulevard du Curé-Boivin
Boisbriand, Québec J7G 2A7, Canada

November 20, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, DC 20549

Re:	Vision Marine Technologies, Inc.

Registration Statement on Form F-1

File No. 333-239777

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 5:00pm Eastern Time on Monday, November 23, 2020, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

The undersigned respectfully requests that it be notified of the effectiveness of the above-referenced Registration Statement by telephone call to our counsel, Ortoli Rosenstadt LLP, by calling Tim Dockery at (212) 829-8946. The Company hereby authorizes Mr. Dockery to orally modify or withdraw this request for acceleration.

Very truly yours,

VISION MARINE TECHNOLOGIES INC.

By:	/s/Kulwant Sandher
Name:	Kulwant Sandher
Title:	Chief Financial Officer